

August 25, 2010

Gary L. Lauer
Chairman of the Board of Directors,
President and Chief Executive Officer
eHealth, Inc.
440 East Middlefield Road
Mountain View, CA 94043

> **Re: eHealth, Inc.**
> **Form 10-K**
> **Filed March 5, 2010**
> **File No. 001-33071**

Dear Mr. Lauer:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed March 5, 2010

Carrier Relationships, page 4

1. We note that eHealth, Inc. enters into contractual agency relationships with health insurance carriers that are non-exclusive and terminable on short notice by either party for any reason. Revenue derived from three of these carriers, Aetna, Wellpoint and UnitedHealthcare, represented 16%, 15% and 14% of total revenue in 2009, respectively. Please provide disclosure to be included in your Form 10-K regarding the material terms of these contracts with Aetna, Wellpoint and UnitedHealthcare including fee and payment, term and termination and any other material provisions and file as exhibits the contracts underlying these three contractual agency relationships. Alternatively tell us the basis for your belief that you are not required to file the agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Schedule 14A

Executive Compensation, page 23

2. Please confirm that your 2011 proxy statement will discuss the factors the compensation committee considered in exercising its discretion with respect to individual performance when awarding cash bonuses. Additionally, confirm that you will discuss the level of achievement of the company performance goals.

Compensation Risk Analysis

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Diversity

4. We note that you have not included any disclosure in response to Item 407(c)(2)(vi) of Registration S-K. Please discuss whether the nominating committee considers diversity in identifying nominees for director. If the committee has a policy with regard to the consideration of diversity in identifying director nominees describe how the policy is implemented and how the committee assesses the effectiveness of the policy. See Item 407(c)(2)(vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170 or Suzanne Hayes at (202) 551-3675 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director